United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F   X       Form 40-F
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes       No   X
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes       No   X
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes       No   X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Table of Contents

Press Release
Signature Page

Press Release
CVRD and Baosteel settle benchmark iron ore prices for 2007
Rio de Janeiro, December 21, 2006 — Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer, concluded the iron ore price negotiations for 2007 with Baosteel Group Corporation (Baosteel), the largest steelmaker of China, a country who is the largest steel producer in the world.
As an outcome of these negotiations, iron ore prices for Carajás (SFCJ) and Southern System fines (SSF), FOB Ponta da Madeira and Tubarão, respectively, increased by 9.5% relatively to the 2006 reference prices. The new reference prices, on a dry metric ton (dmt) basis, are US$ 0.7320 per fe unit for the SFCJ and US$ 0.7211 per fe unit for the SSF.
The prices for 2007 reflect global iron ore market conditions and were reached in an unprecedented speed as a result of a highly professionally driven negotiation. This was the first time ever that the benchmark prices are settled with Baosteel, representing all the Chinese steelmakers. CVRD became in 2006 the largest individual iron ore supplier to China, indicating our long-term commitment to the development of its steel industry.
CVRD reinforces its commitment with clients, investing a substantial amount of resources to increase its production capacity. Despite the sharp rise of investment costs, the Company was able to increase its iron ore production by 52 million tons over the last couple of years, reaching a total output of approximately 263 million tons in 2006. Our production is expected to reach 300 million tons in 2007 and we will continue to invest to add new capacity of high quality iron ore to meet client needs in the near future.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: December 21, 2006	By:	/s/ Roberto Castello Branco

Roberto Castello Branco Director of Investor Relations